EXHIBIT 99.1

POET Appoints Ghazi Chaoui, PhD, as Senior Vice President – Global Manufacturing and Digital Transformation

Optical Engine Manufacturing Operational at Globetronics in Malaysia and POET Technologies Snd. Bhd. Established as Wholly Owned Subsidiary

TORONTO, May 13, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced the appointment of Ghazi M. Chaoui, PhD, MBA as its Senior Vice President of Global Manufacturing and Digital Transformation. Dr. Chaoui recently concluded a multi-year assignment as Chief Procurement Officer of Coherent Corp.

An industry veteran of nearly 40 years, Dr. Chaoui (widely known as “Ghazi”) brings his considerable experience and stellar reputation to POET as it gears up manufacturing in Penang, Malaysia, where he will be stationed, reporting to Dr. Suresh Venkatesan, POET’s Chairman & Chief Executive Officer.   Ghazi will plan, direct, coordinate, and oversee all operations tied to order fulfillment, and ensure the development and implementation of efficient operations and cost-effective systems to meet the high demand for 800G and 1.6T transceivers needed by hyperscalers and AI cluster operators. Sundar Natarajan Yoganandan, POET’s Director of External Manufacturing and NPI, also a resident of Malaysia, will report directly to Ghazi.

“We are thrilled to welcome Ghazi to the POET team,” said Dr. Venkatesan. “Our relationship with Globetronics in Malaysia is off to a strong start, with a suite of wafer-level assembly and test equipment installed and operational. With full production capacity expected to be on line this quarter, this is the ideal time for Ghazi and Sundar to staff an organization in Penang and establish the systems we need to ensure delivery of optical engines to customers. We have established POET Technologies Sdn. Bhd. as a wholly owned subsidiary and have begun resourcing it accordingly.”

Ghazi holds PhD and MS degrees in mechanical and electrical engineering and an MBA. He began his career as an R&D lead designer and manager with AT&T Bell Labs and AT&T Microelectronics in Reading, PA. Over the next 40 years Ghazi held key manufacturing and supply chain roles in several countries with Lucent Technologies, Corvis Corporation/Broadwin Communications, Infinera, Oclaro, Teraxion, Kaiam Corp. and Macom Technology Solutions Holdings.

“I am pleased to be joining POET at this time to help build a great company in photonics and optoelectronics, serving many customers that I know well and interacting with many suppliers with whom I have strong relationships,” said Dr. Chaoui. “By semiconductorizing optical engine assembly, I am confident we can supply high performance optical engines at high volumes on time to customers.”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of its senior leadership appointments in Malaysia, the success of its newly established Malaysia subsidiary, the success of its agreement with Globetronics, and the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the success of its senior leadership appointments in Malaysia, the success of its newly established Malaysia subsidiary, the success of its agreement with Globetronics, and the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure of operations in Malaysia to scale to production as expected, the failure of its technology to meet performance requirements, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to be included in products aimed at AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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